SEC File No. 82-34751

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:19 03-Nov-08
Number	HUG1265827

RECEIVED
2008 NOV 25 A 11:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08006000

SUPPL

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,960,784 ordinary shares of 5p each at 31 October 2008. The Company holds no such ordinary shares as treasury shares.

The above figure (447,960,784) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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B PROCESSED
DEC 01 2008
THOMSON REUTERS

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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dlw 11/26

SEC File No. 82-34751

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	09:53 12-Nov-08
Number	HUG1269004

Holding(s) in Company

Elementis PLC
12 November 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3):

JPMorgan Asset Management (UK) Limited

J.P.Morgan International Bank Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

10 November 2008

6. Date on which issuer notified:

11 November 2008

7. Threshold(s) that is/are crossed or reached:

5% upwards

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the triggering transaction

Number of shares N/A

Number of Voting Rights N/A

Resulting situation after the triggering transaction

Number of shares

Number of voting rights Direct
Number of voting rights Indirect 22,563,145

% of voting rights Direct

% of voting rights Indirect 5.04%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument N/A

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 22,563,145

% of voting rights 5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co : 22,563,145 (5.04%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

JPMorgan Asset Management (UK) Limited
J.P.Morgan International Bank Limited

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Jay Supaya

15. Contact telephone number: 020 7325 4513

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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